Form 10-K, Exhibit 13
period 2000-12-31
REHABCARE GROUP INC
filed 2001-02-28
CIK 812191

                                                                   EXHIBIT 13.1


----------------------------------------------------------------------------------------------------------------------------------
SIX-YEAR FINANCIAL SUMMARY
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
----------------------------------------------------------------------------------------------------------------------------------
(YEAR ENDED DECEMBER 31, UNLESS NOTED)                   2000         1999         1998         1997         1996(1)       1996(2)
----------------------------------------------------------------------------------------------------------------------------------
Consolidated statement of earnings data:
 Operating revenues                                   $452,374     $309,425     $207,416     $160,780      $119,856      $89,377
 Operating earnings                                     44,189       29,922       23,331       18,980        12,717       10,276
 Net earnings (3)                                       23,534       15,098       12,198       10,615         6,992        5,878
 Net earnings per share (EPS): (3) (4)
     Basic                                               $1.62        $1.15         $.99         $.88          $.50         $.44
     Diluted                                             $1.45        $1.03         $.86         $.73          $.47         $.42
 Weighted average shares outstanding (000s):(4)
     Basic                                              14,563       13,144       12,368       11,998        13,914       13,450
     Diluted                                            16,268       14,814       14,490       14,750        15,423       13,950

Consolidated balance sheet data:
 Working capital                                       $64,186      $27,069      $20,606      $12,793        $9,254      $11,818
 Total assets                                          229,093      187,264      156,870       97,241        80,802       57,066
 Total liabilities                                     111,133      109,481       96,714       57,481        31,132       18,169
 Stockholders' equity                                  117,960       77,783       60,156       39,760        49,670       38,897

Financial statistics:
 Operating margin                                         9.8%         9.7%        11.3%         11.8%        10.6%        11.5%
 Net margin(5)                                            5.2%         5.1%         5.8%          6.1%         5.8%         6.6%
 Current ratio                                           2.6:1        1.6:1        1.5:1         1.6:1        1.6:1        2.0:1
 Diluted EPS growth rate (5)                             34.3%        27.1%        25.9%         45.2%        14.8%        20.0%
 Return on equity(5) (6)                                 24.0%        22.8%        24.1%         21.8%        16.1%        16.5%

Operating statistics:
 Healthcare staffing:
    Average number of branch offices (7)                  88.6         54.9        16.1           N/A          N/A           N/A
    Number of weeks worked (8)                         223,951      131,110      52,265        29,652       21,908           N/A
 Program management:
 Inpatient units (acute rehabilitation
   and skilled nursing):
     Average number of programs                          135.8        131.8       128.2         110.3         91.3          84.7
     Average admissions per program                        373          369         354           321          294           279
     Average length of stay (billable)                    14.2         14.3        14.5          15.0         15.9          17.3
     Patient days (billable)                           716,993      697,769     656,363       532,195      426,995       408,385
Outpatient programs:
     Average number of locations                          53.1         40.0        26.1          17.9         19.6          21.2
     Patient visits                                  1,173,324      785,943     378,108       231,256      223,904       278,970
Contract therapy:
     Average number of locations (9)                     156.0         90.8        49.5          35.6          N/A           N/A


(1) For comparability purposes, reflects the twelve months ended
    December 31, 1996.
(2) Twelve month period ended last day of February.
(3) The results for 1999 include a pre-tax loss of $1.0 million ($0.6 million after tax or $0.05 per share) on write-down of investments. The results for 1998 and 1997 include pre-tax gains of $1.5 million ($0.9 million after tax or $0.06 per share) and $1.4 million ($0.9 million after tax or $0.06 per share), respectively, from sales of marketable securities. In addition, the results for 1998 include an $0.8 million ($0.05 per share) after-tax charge for the cumulative effect of change in accounting for start-up costs.
(4) Share data adjusted for 3-for-2 stock split in October 1997 and 2-for-1 stock split in June 2000.
(5) Excludes write-down of investments, gains from sale of marketable securities and charge for the cumulative effect of change in accounting principle described in (3) above.
(6) Average of beginning and ending equity.
(7) We entered the per diem staffing business in August 1998 following the acquisition of StarMed Staffing, Inc.
(8) Includes both per diem and travel weeks worked.
(9) We entered the contract therapy business in January 1997 following the acquisition of Moore Rehabilitation Services, Inc. and TeamRehab, Inc.

STOCK DATA

The Company's common stock is listed and traded on the New York Stock Exchange under the symbol "RHB". The stock prices below are the high and low closing sale prices per share of our common stock, as reported on the New York Stock Exchange, for the periods indicated.


CALENDAR QUARTER           1ST      2ND        3RD       4TH
-------------------------------------------------------------------
2000   HIGH              $13.97    $28.63    $43.38    $51.38
       LOW                10.50     11.38     26.38     32.44
-------------------------------------------------------------------
1999   HIGH              $11.06    $11.06    $10.66    $10.63
       LOW                 7.53      6.94      8.88      7.72
-------------------------------------------------------------------


The Company has not paid dividends on its common stock during the two most recently completed fiscal years and has not declared any dividends during the current fiscal year. The Company does not anticipate paying cash dividends in the foreseeable future. The number of holders of the Company's common stock as of February 27, 2001 was approximately 5,774, including 665 shareholders of record and an estimated 5,109 persons or entities holding common stock in nominee name.

Shareholders may receive earnings news releases, which provide timely financial information, by notifying our investor relations department or by visiting our website.
HTTP://WWW.REHABCARE.COM