Form 10-K, Exhibit 13
period 2004-12-31
REHABCARE GROUP INC
filed 2005-03-16
CIK 812191

EXHIBIT 13.1

SIX-YEAR FINANCIAL SUMMARY
Dollars in thousands, except per share data
(Year ended December 31,)	2004	2003	2002	2001	2000	1999
Consolidated statement of earnings data:
Operating revenues	$383,846	$539,322	$562,565	$542,265	$452,374	$309,425
Operating earnings (loss) (1) (2) (8)	41,804	(14,396)	39,697	36,967	44,189	29,922
Net earnings (loss) (1) (2) (3) (8)	23,181	(13,699)	24,395	21,035	23,534	15,098
Net earnings (loss) per share (EPS): (1) (2) (3) (4) (8)
Basic	$1.42	$(0.86)	$1.45	$1.25	$1.62	$1.15
Diluted	$1.38	$(0.86)	$1.38	$1.16	$1.45	$1.03
Weighted average shares outstanding (000s):(4)
Basic	16,292	16,000	16,833	16,775	14,563	13,144
Diluted	16,835	16,000	17,642	18,077	16,268	14,814

Consolidated balance sheet data:
Working capital	$76,451	$76,952	$67,846	$77,524	$64,186	$27,069
Total assets	277,666	233,626	235,530	250,661	229,093	187,264
Total liabilities	70,638	55,671	46,916	51,625	111,133	109,481
Stockholders’ equity	207,028	177,955	188,614	199,036	117,960	77,783

Financial statistics:
Operating margin (2) (8)	10.9%	(2.7)%	7.1%	6.8%	9.8%	9.7%
Net margin (1) (2) (3) (8)	6.0%	(2.5)%	4.3%	3.9%	5.2%	4.9%
Current ratio	2.3:1	2.9:1	2.8:1	2.7:1	2.6:1	1.6:1
Diluted EPS growth rate (1) (2) (3) (5) (8)	260.5%	(162.3)%	19.0%	(20.0)%	40.8%	19.8%
Return on equity (1) (2) (3) (5) (8)	12.0%	(7.5)%	12.6%	13.3%	24.0%	21.9%

Operating statistics:
Healthcare staffing:
Average number of branch offices (6)	N/A	73	108	108	89	55
Number of weeks worked (6) (7)	N/A	141,114	182,552	233,898	223,951	131,110
Program management:
Inpatient units (acute rehabilitation and skilled
nursing):
Average number of programs	142	133	135	137	136	132
Average admissions per program	383	422	411	394	373	369
Average length of stay (days/discharge) (9)	16.0	12.9	13.3	13.8	14.3	14.5
Patient days	871,185	721,570	737,017	746,583	725,497	706,822
Outpatient programs:
Average number of locations	42	48	55	61	53	40
Patient visits	1,133,462	1,247,534	1,366,439	1,439,169	1,173,324	785,943
Contract therapy:
Average number of locations	588	460	378	250	156	91

(1)	The results for 2002 reflect the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” on January 1, 2002.

(2)	The results for 2001 include $9.0 million in non-recurring charges related to our supplemental staffing division.

(3)	The results for 2001 include a pretax loss of $0.5 million ($0.3 million after tax or $0.02 per share) on write-down of an investment. The results for 1999 include a pretax loss of $1.0 million ($0.6 million after tax or $0.05 per share) on write-down of investments.

(4)	Share data adjusted for 2-for-1 stock split in June 2000.

(5)	Average of beginning and ending equity.

(6)	We exited the healthcare staffing business in February 2004 with the sale of StarMed Staffing, Inc. to InteliStaf Holdings, Inc.

(7)	Includes both supplemental and travel weeks worked.

(8)	The results for 2003 include a pretax restructuring charge of $1.3 million ($0.8 million after tax or $0.05 per diluted share) and a pretax loss on net assets held for sale of $43.6 million ($30.6 million after tax or $1.90 per diluted share).

(9)	Average length of stay for inpatient units increased from 2003 to 2004 primarily as a result of the acquisition of the VitalCare units in March 2004. Excluding the impact of the VitalCare units, average length of stay in 2004 was 12.5 days.

EXHIBIT 13.1

Stock Data

The Company’s common stock is listed and traded on the New York Stock Exchange under the symbol “RHB.” The stock prices below are the high and low closing sale prices per share of our common stock, as reported on the New York Stock Exchange, for the periods indicated.

CALENDAR QUARTER		1st	2nd	3rd	4th

2004	High	$25.04	$26.68	$26.10	$28.81

	Low	18.82	19.48	21.65	22.26

2003	High	20.70	18.45	18.56	23.01

	Low	16.55	13.53	14.25	14.88

The Company has not paid dividends on its common stock during the two most recently completed fiscal years and has not declared any dividends during the current fiscal year. The Company does not anticipate paying cash dividends in the foreseeable future.

The number of holders of the Company’s common stock as of March 7, 2005, was approximately 14,220, including 542 shareholders of record and an estimated 13,680 persons or entities holding common stock in nominee name.

Shareholders may receive earnings news releases, which provide timely financial information, by notifying our investor relations department or by visiting our website: http://www.rehabcare.com