Form 10-K, Exhibit 13
period 2006-12-31
REHABCARE GROUP INC
filed 2007-03-14
CIK 812191

EXHIBIT 13.1

SIX-YEAR FINANCIAL SUMMARY
Dollars in thousands, except per share data
(Year ended December 31,)	2006	2005	2004	2003	2002	2001
Consolidated statement of earnings data:
Operating revenues	$614,793	$454,266	$383,846	$539,322	$562,565	$542,265
Operating earnings (loss) (2) (3)	20,955	33,267	41,804	(14,396)	39,697	36,967
Net earnings (loss) (2) (3) (4)	7,280	(16,982)	23,181	(13,699)	24,395	21,035
Net earnings (loss) per share: (2) (3) (4)
Basic	$0.43	$(1.01)	$1.42	$(0.86)	$1.45	$1.25
Diluted	$0.42	$(1.01)	$1.38	$(0.86)	$1.38	$1.16
Weighted average shares outstanding (000s):
Basic	17,008	16,751	16,292	16,000	16,833	16,775
Diluted	17,243	16,751	16,835	16,000	17,642	18,077

Consolidated balance sheet data:
Working capital	$85,982	$60,664	$76,451	$76,952	$67,846	$77,524
Total assets	428,296	272,925	277,666	233,626	235,530	250,661
Total liabilities	217,431	74,677	70,638	55,671	46,916	51,625
Stockholders’ equity	210,779	198,248	207,028	177,955	188,614	199,036

Financial statistics:
Operating margin (2) (3)	3.4%	7.3%	10.9%	(2.7)%	7.1%	6.8%
Net margin (2) (3) (4)	1.2%	(3.7)%	6.0%	(2.5)%	4.3%	3.9%
Current ratio	1.9:1	1.9:1	2.3:1	2.9:1	2.8:1	2.7:1
Diluted EPS growth rate (2) (3) (4)	141.6%	(173.2)%	260.5%	(162.3)%	19.0%	(20.0)%
Return on equity (1) (2) (3) (4)	3.6%	(8.4)%	12.0%	(7.5)%	12.6%	13.3%

Operating statistics:
Freestanding hospitals:
Number of locations at end of year (5)	8	5	N/A	N/A	N/A	N/A
Number of patient discharges (5)	3,891	1,110	N/A	N/A	N/A	N/A
Program management:
Inpatient units:
Average number of programs	137	145	142	133	135	137
Average admissions per program	360	372	383	422	411	394
Outpatient programs:
Average number of locations	41	42	42	48	55	61
Patient visits (000s)	1,130	1,146	1,133	1,248	1,366	1,439
Contract therapy:
Average number of locations (6)	1,018	749	588	460	378	250

(1)	Average of beginning and ending equity.
(2)	The results for 2001 include $9.0 million in non-recurring charges related to our supplemental staffing division.
(3)	The results for 2003 include a pretax loss on net assets held for sale of $43.6 million ($30.6 million after tax or $1.90 per diluted share).
(4)	The results for 2005 include after tax losses on our equity investment in InteliStaf Holdings, Inc. of $36.5 million or $2.18 per diluted share.
(5)	We entered the freestanding hospitals business on August 1, 2005 with the acquisition of substantially all of the operating assets of MeadowBrook Healthcare, Inc.
(6)	Effective July 1, 2006, we acquired Symphony Health Services, LLC and its RehabWorks business, which added 470 contract therapy locations.

Stock Data

The Company’s common stock is listed and traded on the New York Stock Exchange under the symbol “RHB.” The stock prices below are the high and low closing sale prices per share of our common stock, as reported on the New York Stock Exchange, for the periods indicated.

CALENDAR QUARTER		1st	2nd	3rd	4th
2006	High	$20.90	$18.48	$18.72	$15.50
	Low	18.02	15.10	12.94	11.68
2005	High	$30.20	$30.62	$27.89	$21.46
	Low	25.91	26.15	20.43	19.21

The Company has not paid dividends on its common stock during the two most recently completed fiscal years and has not declared any dividends during the current fiscal year. The Company does not anticipate paying cash dividends in the foreseeable future.

The number of holders of the Company’s common stock as of March 5, 2007, was approximately 10,100, including 552 shareholders of record and an estimated 9,550 persons or entities holding common stock in nominee name.

Shareholders may receive earnings news releases, which provide timely financial information, by notifying our investor relations department or by visiting our website: http://www.rehabcare.com.